FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC.  (File # 0-08797)

(Translation of the Registrant's Name into English )

#309-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N6

(Address of principal Executive offices)

Attachments:

1.

2007 Annual General Meeting Materials.

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X             FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: June 19, 2007

BY:

Chris Robbins

It’s       Vice President

(Title)

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ANGLO SWISS RESOURCES INC.

SUITE 309 - 837 WEST HASTINGS STREET

VANCOUVER, BC  V6C 3N6

604-683-0484

Fax: 604-683-7497

June 19, 2007

Securities & Exchange Commission	VIA EDGAR

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

1.

Chris Robbins

Per:

Chris Robbins

Vice  President

ANGLO SWISS RESOURCES INC.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of the members (“Shareholders”) of Anglo Swiss Resources Inc. (the “Company”) will be held at the boardroom of Computershare Trust Company of Canada, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, on Monday June 18, 2007 at 10:00 a.m. (Vancouver time) for the following purposes:

1. To receive the annual report, consisting of the report of the directors, the audited financial statements of the Company for the year ended December 31, 2006 and the report of the auditors thereon.

2. To appoint De Visser Gray Chartered Accountants, as auditors for the ensuing year and to authorize the directors to fix their remuneration for the ensuing year.

3. To fix the number of directors for the ensuing year at five (5).

4. To elect directors for the ensuing year (either by single resolution or separate votes as the Meeting decides).

5. To pass as a special resolution, the 2007 Stock Option Plan, a copy of which is attached, The full text of the 2007 Plan is set out in Schedule A, and summarized in the accompanying Information Circular.

6. To ratify, confirm and approve all acts, deeds and things done by and the preceding actions of the directors and officers of the Company on its behalf since the last annual general meeting of the Company.

7. To consider other matters, including, without limitation, such amendments or variations to any of the foregoing resolutions, as may properly come before the Meeting or any adjournment thereof.

Specific details of the above items of business are contained in the Company’s Information Circular as of May 10, 2007, which accompanies this Notice and together with the management’s Instrument of Proxy, which also accompanies this Notice, will form a part, hereof and must be read in conjunction with this Notice.

Shareholders of record at the close of business on May 10, 2007 will be entitled to notice of and to attend and vote at, the Meeting.

Shareholders who are unable to attend the Meeting in person are requested to read the notes (the “Notes”) accompanying the Instrument of Proxy enclosed therewith and then complete, sign and return the Instrument of Proxy within the time set out in the Notes. A proxy will not be valid unless it is deposited at the office of Computershare Trust Company of Canada, Proxy Dept. 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (facsimile in North America 1-866-249-7775; outside North America 416-263-9524) before the close of business on Thursday, May 14, 2007.

DATED at Vancouver, British Columbia, this 10th day of May, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

“Leonard R. Danard”

Leonard R. Danard

Chief Executive Officer

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL GENERAL MEETING, PLEASE SIGN, DATE AND RETURN THE ENCLOSED INSTRUMENT OF PROXY AS PROMPTLY AS POSSIBLE. IF YOU ARE ABLE TO ATTEND THE ANNUAL GENERAL MEETING AND WISH TO VOTE YOUR SHARES IN PERSON, YOU MAY DO SO AT ANY TIME BEFORE THE PROXY IS EXERCISED.

ANGLO SWISS RESOURCES INC.

INFORMATION CIRCULAR

Unless otherwise specified herein, this Information Circular contains information as at May 10, 2007.

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Anglo Swiss Resources Inc. (the “Company”) for use at the Annual General Meeting (the “Meeting”) of the shareholders of the Company to be held on June 18, 2007 at 10:00 a.m. at the boardroom of Computershare Trust Company of Canada, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting.  It is expected that the solicitation will be primarily by mail.  Proxies may also be solicited personally or by telephone by directors, officers or employees of the Company at nominal cost.  The cost of this solicitation will be borne by the Company.  The Company does not reimburse shareholders, nominees or agents for the costs incurred in obtaining from their principals authorization to execute Instruments of Proxy.

Because many of the Company’s shareholders are unable to attend the Meeting in person, the Board of Directors solicits proxies by mail to give each shareholder an opportunity to vote on all matters that will properly come before the Meeting.  Shareholders who expect to be unable to attend the Meeting in person should:

(a)

read this Information Circular carefully;

(b)

specify their choice on each matter by marking the appropriate box on the enclosed Instrument of Proxy; and

(c)

Sign, date and return the Instrument of Proxy to the Company’s Registrar and Transfer Agent, Computershare Trust Company of Canada, Proxy Dept. 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (facsimile in North America 1-866-249-7775; outside North America 416-263-9524) before the close of business on Thursday, June 14, 2007.

(d)

To be valid, the Instrument of Proxy must be dated and signed by the shareholder or by the shareholder’s attorney authorized in writing or, where the shareholder is a Company, by a duly authorized and appointed officer, attorney or representative of the Company.  If the Instrument of Proxy is executed by an attorney for an individual shareholder or by an officer, attorney or representative of a corporate shareholder, the instrument so empowering the officer, attorney or representative, as the case may be, or a notarial copy thereof, must accompany the Instrument of Proxy.

APPOINTMENT AND VOTING OF PROXIES

The persons named in the enclosed Instrument of Proxy are directors and/or officers of the Company.  A shareholder has the right to appoint another person to attend and act on the shareholder’s behalf at the Meeting other than the persons named in the enclosed Instrument of Proxy.  To exercise this right, a shareholder should strike out the names of the persons named in the Instrument of Proxy and insert the name of the shareholder’s nominee in the blank space provided.  A person appointed as a proxyholder need not be a shareholder of the Company.  The proxyholder will, if the instructions contained in the Instrument of Proxy are certain and if the Instrument of Proxy is duly completed and delivered and has not been revoked, be voted on any poll, and where a choice is specified with respect to any matter to be acted upon, the shares represented by the proxy will be voted on any poll in accordance with the specifications so made.  Unless otherwise indicated by the shareholder, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting as stated in the Instrument of Proxy.  The Instrument of Proxy also confers upon the proxyholder discretionary authority to vote all shares represented by the proxy with respect to amendments or variations to matters identified in the notice or any other matter that properly comes before the Meeting.  At the time of printing this Information Circular, management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.  However, if any other matters which are not now known to the management should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominee.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by:

(a)

signing an Instrument of Proxy bearing a later date and depositing it at the place and within the time aforesaid;

(b)

signing and dating a written notice of revocation (in the same manner as the Instrument of Proxy is required to be executed, as set out in the notes to the Instrument of Proxy) and either delivering the same to the registered office of the Company at P.O. Box 10026, Pacific Centre South, 26th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3 at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it at which the Instrument of Proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof before any vote in respect of which the Instrument of Proxy is to be used shall have been taken;

(c)

attending the Meeting or any adjournment thereof and registering with the Scrutineer thereat as a shareholder present in person, whereupon such Instrument of Proxy shall be deemed to have been revoked; or

(d)

In any other manner provided by law.

PERSONS MAKING THE SOLICITATION

This solicitation is made on behalf of management.  The Company will bear the costs incurred in the preparation and mailing of the proxy materials. In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by the directors, officers and employees who will not be remunerated for their services.

REQUEST FOR FINANCIAL STATEMENTS

National Instrument 51-102 “Continuous Disclosure Obligations” sets out the procedures for a shareholder to receive financial statements. If you wish to receive financial statements, you may use the enclosed form or provide instructions in any other written format. Registered shareholders must also provide written instructions in order to decline to receive the financial statements.

ADVICE TO BENEFICIAL SHAREHOLDERS

The Information set forth in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold Common Shares in their own name.  Shareholders who hold their Common Shares through their brokers, intermediaries, trustees, or other persons, or who otherwise do not hold their Common Shares in their own name (referred to in this Circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders who appear on the records maintained by the Company’s registrar and transfer agent as registered holders of Common Shares will be recognized and acted upon at the Meeting.  If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, those Common Shares will, in all likelihood, not be registered in the shareholder’s name.  Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker.  In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for the Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms).  Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder.  Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients.  Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder’s meetings.  The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.  The form of proxy supplied to a Beneficial Shareholder by its broker (or agent of the broker) is substantially similar to the Instrument of proxy provided directly to registered shareholders by the Company.  However, its purpose is limited to instructing the registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP”) in Canada.

ADP typically prepares a machine-readable voting instructions form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to ADP, or otherwise communicate voting instructions to ADP (by way of the Internet or telephone, for example).  ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting.  A Beneficial Shareholder who receives an ADP voting instruction form cannot use that form to vote Common Shares directly at the Meeting.  The voting instruction forms must be returned to ADP (or other instructions respecting the voting of Common Shares must otherwise be communicated to ADP) well in advance of the Meeting in order to have the Common Shares voted.  If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker of other intermediary for assistance.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxy holder for the registered shareholder and vote the Common Shares in that capacity.  Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxy holder for the registered shareholder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or their broker’s agent) in accordance with the instructions provided by the broker.

All references to shareholders in this Management Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

QUORUM

Two holders of shares in the Company entitled to vote at the Meeting present in person or represented by proxy, holding in aggregate not less than 5% of the issued and outstanding shares of the Company, shall constitute a quorum.

EFFECTIVE DATE

The effective date of this Management Information Circular and the information contained herein is May 10, 2007 (the “Effective Date”).

VOTING SHARES OF THE COMPANY AND PRINCIPAL HOLDERS THEREOF

At the close of business on May 10, 2007, 74,252,688 common shares without par value of the Company were issued and outstanding, each such share carrying the right to one vote at the meeting.  There are no other classes of voting securities outstanding.  Only those holders of record of the Company’s common shares on May 10. 2007 are entitled to receive notice of and to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company as at May 10, 2007, there are no persons that, individually or together with other persons, beneficially own, directly or indirectly, or exercise control or direction over, greater than 10% of the voting rights attached to any class of voting securities of the Company.

ELECTION OF DIRECTORS

The Board of Directors of the Company is currently comprised of five persons.  It is intended the number of Directors of the Company for the ensuing year will be comprised of five persons following the Meeting.  The individuals named in the following table are proposed by management for re-election as Directors of the Company.  In accordance with the Articles of the Company, each Director elected will hold office until the next annual general meeting or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a Director pursuant to the Company Act (British Columbia).  The persons named in the enclosed Instrument of Proxy intend to vote the common shares represented by proxies, in which either of them is designated a proxyholder, for the election of nominees named in the Instrument of Proxy, unless authority to vote for such persons is withheld.  In the unanticipated event that a nominee is unable to or declines to serve as a Director at the time of the Meeting, the proxies will be voted at the discretion of the proxyholder to elect another nominee if presented, or to reduce the number of Directors accordingly.  As of the date of this Information Circular, the Board of Directors is not aware of any nominee who is unable to or who intends to decline to serve as a Director, if elected.

As at the date of this Information Circular, the Company had not received any nominations for Directors under Section 111 of the Company Act (British Columbia) as set out in the Advance Notice of Annual General Meeting published in The Vancouver Sun newspaper on May 3, 207.

The following information concerning the respective nominees for the position of Director of the Company has been furnished by each of them.

Name of Nominee, Municipality of Residence and Present Position with the Company	Principal Occupation	Date Appointed to the Board	Common Shares Owned
Leonard R. Danard(1)(2) Vancouver, British Columbia Chief Executive Officer, President and Director	Chief Executive Officer and President of the Company	December 14, 1992	3,950,066
Leroy R.T. Wolbaum(1) Nelson, British Columbia Director	Businessman	August 30, 1993	1,549,020
Christopher C. Robbins(2) Vancouver, British Columbia Vice President and Director	Vice President of the Company; Businessman	November 25, 1994	1,931,138
Glen C. Macdonald(1) Vancouver, British Columbia Director	Professional Geologist	September 28, 2004	NIL
Greg Pendura, M.Ed Edmonton, Alberta Director	Businessman	March 12, 2007	1,624,700

(1)

A member of the Audit Committee of the Company

(2)

A member of the Corporate Governance and Communication Committees

The management of the Company does not expect that any of the nominees will be unable to serve as Directors but, in that event, discretionary authority may be exercised to vote for a substitute.

Standing Committees

To assist in the discharge of its responsibilities, the Board has designated three standing committees:

The Audit and Finance Committee consists of Leonard Danard, Leroy Wolbaum and Glen Macdonald.  Of these three Directors, Mr. Danard is involved in the daily operations of the Company and Mr. Wolbaum, one of the two independent directors, is the Chairman of the Audit Committee. See “Audit Committee Charter” at the Company’s website at www.anglo-swiss.com.

The Corporate Governance Committee consists of Christopher Robbins and Leonard Danard. This Committee provides guidance to the Board in relation to the responsibilities within Multilateral Instrument 502-109.  The Company has adopted a “Code of Ethics” and “Whistle Blower” procedures; both of which can be viewed at the Company’s website at www.anglo-swiss.com. See the sections titled “Statement on Corporate Governance” within this circular.

The Communications Committee consists of Christopher Robbins and Len Danard.  This Committee is responsible for overseeing the Company’s need to provide timely discharge of information to shareholders, media representatives and relevant regulatory agencies, among others.

Compensation of Directors

No compensation was paid to the Directors during the fiscal year ending December 31, 2006, in their capacity as Directors, other than in the form of stock option grants as described below.  See “Executive Compensation” for disclosure of the compensation paid to the named executive officers.

The following table (if required) sets forth information respecting individual grants of options to purchase common shares of the Company to Directors, made during the most recently completed financial year.  The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

OPTIONS GRANTED TO DIRECTORS AS
AT THE FINANCIAL YEAR ENDED DECEMBER 31, 2006

Name of Optionee	Insider Y/N	Date of Grant	# of Options Granted	Exercise Price	Expiry Date
Leonard R. Danard Chief Executive Officer, President and Director	YES	11/17/2005 02/12/2004	2,000,000 800,000	$0.11 $0.10	11/17/2020 02/12/2009
Leroy R.T. Wolbaum Director	YES	11/17/2005 02/12/2004 01/23/2002	500,000 400,000 (200,000)	$0.11 $0.10 $0.10	11/17/2010 02/12/2009 01/23/2007*
Christopher C. Robbins Vice President and Director	YES	11/17/2005 02/12/2004	2,000,000 700,000	$0.11 $0.10	11/17/2010 02/12/2009
Glen C. Macdonald Director	YES	11/17/2005 09/28/2004	2,000,000 500,000	$0.11 $0.10	11/17/2010 09/28/2009

•

OPTIONS EXPIRED ON JANUARY 23, 2007 UNEXERCISED.

OPTIONS EXERCISED BY DIRECTORS DURING
THE FINANCIAL YEAR ENDED DECEMBER 31, 2006

Name of Optionee	Insider Y/N	Date Options Granted	# of Options Exercised	Exercise Price	Date of Options Exercised
NIL

STATEMENT ON CORPORATE GOVERNANCE

The Company has generally adopted the guidelines for effective corporate governance proposed by The Toronto Stock Exchange and the Toronto Venture Exchange (collectively, the “Guidelines”).  The Guidelines deal with such matters as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance.  The Company’s approach to corporate governance is set forth below under the Corporate Governance Committee.

Mandate of the Corporate Governance Committee

The Corporate Governance Committee currently consists of Leonard Danard and Christopher Robbins.  The mandate of the Committee is to manage corporate governance matters pertaining to the business and affairs of the Company.  In fulfilling its mandate, the Committee oversees the development and application of policies regarding corporate governance and dealing with corporate governance issues and is responsible for:

(e)

adoption of a strategic planning process for the Company;

(f)

identification of the principal risks of the Company’s business and ensuring the implementation of the appropriate systems to manage these risks;

(g)

succession planning for the Company, including identifying, appointing, training and monitoring senior management;

(h)

overseeing the integrity of the Company’s internal controls and management information systems; and

(i)

maintaining a continuing dialogue with management in order to ensure the ability to respond to changes, both internal and external, which may affect the Company and its business operations from time to time.

In carrying out its mandate the Committee holds at least four regular meetings annually, and from its members has established two committees with specific responsibilities, namely an Audit Committee and a Communications Committee.  The frequency of meetings, as well as the nature of the matters dealt with, will vary from year to year depending on the state of the Company’s business and the opportunities or risks which the Company faces from time to time.

Composition of the Board

The Guidelines recommend that a board of directors be constituted with a majority of individuals who come within the description of “unrelated directors”.  An “unrelated director” is defined as a director who is independent of management and is free from any interest and any other business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding.  The Guidelines also recommend that in the circumstances where a Company has a “significant shareholder” (that is, a shareholder with the ability to exercise the majority of the votes for the election of directors) the board of directors should include a number of directors who do not have interests in or relationships with the Company or the significant shareholder and which fairly reflects the investment in the Company by the shareholders other than the significant shareholder.

The Board has determined that of its five current Directors, three are considered to be unrelated Directors.  The Board considers the following individuals to be related Directors:  Leonard Danard because he is President and Chief Executive Officer and Christopher Robbins because he is Vice President and Chief Financial Officer.  The number of directors to be fixed for the coming year remains at five, of whom three Directors are expected to be unrelated.  The Company does not have a significant shareholder, and the Board considers its size of five directors to be appropriate at the current time.  However, as the Articles of the Company and the Company Act (British Columbia) entitle the Board to appoint one additional Director before the next meeting of shareholders is held, the Board may use this power to add to the breadth of its experience and expertise.  The functions of the Committees of the Board of Directors are described above under the heading “Standing Committees”.

Aside from its Audit Committee, Corporate Governance Committee and Communications Committee, the Board has not designated any other committee.  Given there are currently only five members of the Board, the Board as a whole remains responsible for performing the functions that may otherwise be given to an executive committee or a compensation committee.  The Board intends to remain sensitive to the changes required in corporate governance issues and will re-examine the need for additional measures, control mechanisms and structures (including committees) from time to time as the Company resources permit.

Decisions Requiring Prior Board Approval

In addition to matters which must, by law or by the Articles of the Company, be approved by the Board, management is required to seek Board approval for major transactions.

Nomination for New Directors

The Company does not currently provide a formal orientation program for new Directors.  However, it is the Board’s intention that as and when a new nominee is identified, they will ensure that a full program of orientation and education is provided for the nominee, including (but not limited to) provision of a complete corporate history, including copies of past minutes of meetings of the Board of Directors, as well as information regarding the Company’s business and operations.

Outside Advice

In certain circumstances it may be appropriate for an individual Director to engage an outside professional advisor at the expense of the Company.  The engagement of the outside professional advisor would be subject to approval of the Board acting in discharge of its duties to manage corporate governance matters.

EXECUTIVE COMPENSATION

Report on Executive Compensation

Composition of the Compensation Committee

The Board of Directors has not designated a compensation committee.  Instead, the responsibilities that would otherwise go to such a committee remain with the Board (see “Statement on Corporate Governance” appearing above).  Currently, the Company has two executive officers:  Leonard Danard (President and Chief Executive Officer) and Christopher Robbins (Vice President and Chief Financial Officer).  In making compensation decisions, the Board intends to meet at such times as is appropriate.

Executive Compensation Policies and Programs

The objectives of the Company’s compensation policies and programs for executive officers are to motivate and reward executive officers for the achievement of significant corporate and functional objectives, recruit and retain executive officers of a high calibre and align the interests of the executive officers with the interests of shareholders and the intermediate and long term objectives of the Company.  Achievement of these objectives will contribute to an increase in shareholder value.

The Company’s compensation policies and programs for executive officers currently consists of a base salary and long term incentive compensation in the form of stock options.  As a general rule for establishing compensation for executive officers, the Board considers the executive’s performance, experience, position within the Company and industry compensation surveys.  The Board of Directors uses its discretion to set compensation for executive officers at levels warranted by external, internal and individual circumstances.  Compensation of executive officers of the Company is generally reviewed on an annual basis.

2007 Share Option Plan (the “2007 Plan”)

Options for executive officers are granted initially at the time of employment.  Option grants for all employees including executive officers are reviewed on an annual basis.

The 2007 Plan has been drafted to comply with Exchange policies and will seek approval at the upcoming annual general meeting by a ¾ majority of disinterested shareholders. It reserves 14,850,000 common shares for issuance pursuant to the exercise of options granted pursuant to the 2007 Plan being less than 20% of the number of issued and outstanding common shares as at the effective date of the 2007 Plan.  Any common shares subject to a share option which for any reason is cancelled or terminated without having been exercised shall again be available for grant under the 2007 Plan.

The 2007 Plan provides that eligible persons there under include any director, officer, employee (full or part-time), consultant or management company employee of the Company or any affiliate of the Company designated by the directors under the 2007 Plan. The definition of consultant is the same as that contained in the policies of the Exchange.

The 2007 Plan is administered by the board of directors of the Company, or if appointed, by a special committee of directors appointed from time to time by the board of (the “Option Committee”). The board of directors has authority to determine, among other things, the persons to whom options are granted and the number of such options.  At the time an option is granted, the board will also determine the exercise price of the option which, subject to a minimum price of $0.10, shall be equal to the closing price of the common shares on the Exchange on the day immediately preceding the date of grant, and any vesting criteria or other restrictions with respect to the exercise-ability of the option. At a minimum, unless approval of the Exchange is received, options will vest in equal instalments, either monthly, quarterly or bi-annually, at the discretion of the board over a period of 18 months. Subject to any restrictions contained in the 2007 Plan, the board may also impose such other terms and conditions as it shall deem necessary or advisable at the time of the grant.

The term of the options will be determined by the board, but in any case must be no more than five years from the date of the grant. Options are not transferable other than by will or the laws of descent and distribution. If an optionee ceases to be an eligible person for any reason whatsoever, the option (to the extent that it has vested at the time of termination) is exercisable for a period of 90 days or until the option expiration date, whatever is earlier, after which time the options will terminate and be of no further force and effect. If an optionee dies, the legal representative of the optionee may exercise the option (to the extent that it has vested at the time of death) until the earlier of one year after the date of death and the option expiration date.

The 2007 Plan provides that the maximum number of common shares which may be reserved for issuance to any participant pursuant to options may not exceed 5% of the common shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to such person under any option to purchase common shares under any other share compensation arrangement. Under the 2007 Plan, the maximum number of common shares that may be issued to any one participant, or to any one insider and the insider’s associates, within a one year period pursuant to option exercises may not exceed 5% of the outstanding issue.

The maximum number of common shares which may be reserved for issuance to all the insiders of the Company pursuant to share options is limited to 20% of the common shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to insiders under any other share compensation arrangement.

The Company will not provide any optionee with financial assistance in order to enable such optionee to exercise share options granted under the 2007 Plan.

As at December 31, 2006 there were an aggregate of 10,000,000 stock options outstanding of the 11,000,000 authorized under the 2005 Stock Option Plan.

Report presented by:

THE BOARD OF DIRECTORS

Leonard Danard
Leroy Wolbaum
Christopher Robbins
Glen C. Macdonald
Greg Pendura

Executive Compensation

The following table sets forth the compensation for each of the Company’s last three financial years awarded to the named Executive Officers of the Company.

SUMMARY COMPENSATION TABLE

Name and Principal Position in 2006 Fiscal Year	Year	Annual Compensation			Long Term Compensation	All Other Compensation
		Salary $	Bonus $	Other Annual Compensation $	Securities under Options Granted #
Leonard Danard Chief Executive Officer and President	12/31/2006	30,000	Nil	Nil	2,800,000	Nil
	12/31/2005	30,000	Nil	Nil	2,800,000	Nil
	12/31/2004	30,000	Nil	Nil	1,812,500	Nil
Christopher Robbins Vice-President and Financial Officer	12/31/2006 12/31/2005 12/31/2004	30,000 30,000 30,000	Nil Nil Nil	Nil Nil Nil	2,700,000 2,700,000 1,712,500	Nil Nil Nil

Employment Agreements of Named Executive Officers; Change in Responsibilities

Upon the Company Common Shares listing on the Toronto Venture Exchange (formerly the Canadian Venture Exchange) on October 1, 2001, Mr. Danard’s and Mr. Robbins’ base annual salary was set at $30,000 and is subject to annual review by the Board.  This agreement currently contains no provision for benefits other than by way of base salary and long- term incentive compensation in the form of stock options.  Either the Company or Mr. Danard or Mr. Robbins may terminate this agreement by providing not less than three months written notice to the other.

The Company has no compensatory plan or arrangement in respect of compensation received or that may be received by any executive officer in the Company’s most recently completed or current financial year for compensation in the event of termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where such compensation exceeds $100,000.

Long-Term Incentive Plan (“LTIP”) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as a long-term incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities or any other measure), was paid or distributed to the named Executive Officers during the most recently completed financial year ended December 31, 2006.  See the discussion of “Incentive Stock Options” immediately below.

The following table sets forth information with respect to the exercise of options during the financial year ended December 31, 2006 by the named executive officers and the number and value of unexercised options held as at December 31, 2006.

AGGREGATED OPTION EXERCISES DURING THE
FINANCIAL YEAR ENDED DECEMBER 31, 2006 AND
OPTION VALUES AS AT DECEMBER 31, 2006.

Name	Securities Acquired on Exercise	Aggregate Value Realized at December 31, 2006	Unexercised Options at December 31, 2006 Exercisable/ Un-exercisable	Value of Unexercised in the Money Options at December 31, 2006 Exercisable/ Un-exercisable
Len Danard	NIL	Nil	2,050,000 750,00	NIL/NIL

Chris Robbins	NIL	NIL	1,950,000 750,000	NIL/NIL

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the Directors or senior officers of the Company or any subsidiary thereof, or any associate or affiliate of the above, is or has been indebted to the Company at any time since the beginning of the last completed financial year of the Company.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

None of the Directors or senior officers of the Company or any subsidiary thereof, or any associate or affiliate of the above, has or has had any material interest, direct or indirect, in any transaction during the past year, or in any proposed transaction, which has materially affected or will materially affect the Company, other than as disclosed herein.

APPOINTMENT OF AUDITORS

De Visser Gray, Chartered Accountants has replaced PricewaterhouseCoopers LLP, Chartered Accountants by mutual agreement for the year ended December 31, 2006.  De Visser Gray will continue as Auditors until the next Annual General Meeting of shareholders, at a remuneration to be fixed by the Directors.

The persons named in the enclosed Instrument of Proxy intend to vote the common shares represented by proxy for which either of them are appointed proxy holder, for the Company to appoint new auditors at remuneration to be fixed by the Board of Directors.

RELIANCE ON CERTAIN EXEMPTIONS

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

EXTERNAL AUDITOR FEES

Audit Fees

The aggregate fees billed by the external auditor in the years ending December 31, 2006 and December 31, 2005 for audit services was$15,000 and $25,000.

All other fees (Audit-Related fees or Tax)

The aggregate fees billed by the external auditor in the years ending December 31, 2006 and December 31, 2005 for all other services other than as described above was Nil and Nil, respectively.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

1.

Financial Statements
To receive the annual report, consisting of the report of the directors, the audited financial statements of the Company for the year ended December 31, 2006 and the report of the auditors thereon.

2.

Appointment of New Auditors
To appoint De Visser Gray Chartered Accountants, as auditors for the ensuing year and to authorize the directors to appoint new auditors and fix the auditors’ remuneration for the ensuing year.

3.

Board of Directors
To fix the number of directors for the ensuing year at five (5). Management therefore intends to place before the Meeting, for approval, with or without modification, a resolution fixing the board of directors at four members for the ensuing year.  In order to be effective, the resolution requires a majority of the votes cast by shareholders who vote in respect of the resolution.

4.

Election of Directors
To elect directors for the ensuing year. The following table sets forth the name of each of the persons proposed to be nominated for election as a director, all positions and offices in the Company presently held by him, his municipality of residence, his principal occupation at the present and during the preceding five years, the period during which he has served as a director, and the number of voting securities of the Company that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised, as of the Effective Date.  Management does not contemplate that any of such nominees will be unable to serve as directors: however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in his proxy that his shares are to be withheld from voting in the election of directors.  Each director elected will hold office until the next annual meeting of shareholders or until his successor is duly elected, unless his office is earlier vacated in accordance with the By-laws of the Company. Unless otherwise directed, it is the intention of the Management Designees to vote proxies  in the accompanying form in favour of the ordinary resolution fixing the number of directors at  five members and the election of nominees hereinafter set forth, as a group, as directors for the ensuing year.

Name of Nominee, Municipality of Residence and Present Position with the Company	Principal Occupation	Common Shares Owned	Date Appointed to the Board
Leonard R. Danard(1)(2) Vancouver, British Columbia Chief Executive Officer, President and Director	Chief Executive Officer & President, Director of Anglo Swiss Resources	3,950,066	December 14, 1992
Leroy R.T. Wolbaum(1) Nelson, British Columbia Director	Director of Anglo Swiss, Director of Mart Resources since June 1997.	1,549,020	August 30, 1993
Christopher C. Robbins(2) Vancouver, British Columbia Vice President and Director	Vice President & Director of Anglo Swiss Resources, Businessman.	1,931,138	November 25, 1994
Glen C. Macdonald(1) Vancouver, British Columbia Director	Director of Anglo Swiss Resources, Professional Geologist, Director of Starfield Resources since November 1997	NIL	September 28, 2004
Greg Pendura, M.Ed Edmonton, Alberta Director	Businessman	1,624,700	March 12, 2007

(1) A member of the Audit Committee

(2) A member of the Corporate Governance & Communications  Committee(s)

5.

Adoption of a new Stock Option Plan

The Company is proposing to revise the 2005 Stock Option Plan with the 2007 Stock Option Plan, both being fixed number stock option plans  (the “2007 Plan”) attached hereto as Schedule A.

Shareholders will be asked to consider and, if thought fit, to approve the 2007 Plan.  Management is of the view that it is in the best interests of the Company to implement the 2007 Plan.  The 2007 Plan, upon approval by a ¾ majority of the votes cast by disinterested shareholders of the Company present in person or by proxy at the Meeting and by the TSX Venture Exchange, will become effective upon such approval.

The 2007 Plan has been drafted to comply with Exchange policies as they exist as at the date of this Management Information Circular. It reserves 14,850,000 common shares for issuance pursuant to the exercise of options granted pursuant to the 2007 Plan being less than 20% of the number of common shares expected to be issued and outstanding as at the effective date of the 2007 Plan.  Any common shares subject to a share option which for any reason is cancelled or terminated without having been exercised shall again be available for grant under the 2007 Plan.

The 2007 Plan provides that eligible persons there under include any director, officer, employee (full or part-time), consultant or management company employee of the Company or any affiliate of the Company designated by the directors under the 2007 Plan. The definition of consultant is the same as that contained in the policies of the Exchange.

The 2007 Plan shall be administered by the board of directors of the Company, or if appointed, by a special committee of directors appointed from time to time by the board of  (the “Option Committee”). The board of directors will have authority to determine, among other things, the persons to whom options are granted and the number of such options.  At the time an option is granted, the board will also determine the exercise price of the option which, subject to a minimum price of $0.10, shall be equal to the closing price of the common shares on the Exchange on the day immediately preceding the date of grant, and any vesting criteria or other restrictions with respect to the exercise-ability of the option. At a minimum, unless approval of the Exchange is received, options will vest in equal instalments, either monthly, quarterly or bi-annually, at the discretion of the board over a period of 18 months. Subject to any restrictions contained in the 2007 Plan, the board may also impose such other terms and conditions as it shall deem necessary or advisable at the time of the grant.

The term of the options will be determined by the board, but in any case must be no more than five years from the date of the grant. Options are not transferable other than by will or the laws of descent and distribution. If an optionee ceases to be an eligible person for any reason whatsoever, the option (to the extent that it has vested at the time of termination) is exercisable for a period of 90 days or until the option expiration date, whatever is earlier, after which time the options will terminate and be of no further force and effect. If an optionee dies, the legal representative of the optionee may exercise the option (to the extent that it has vested at the time of death) until the earlier of one year after the date of death and the option expiration date.

The 2007 Plan provides that the maximum number of common shares which may be reserved for issuance to any participant pursuant to options may not exceed 5% of the common shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to such person under any option to purchase common shares under any other share compensation arrangement. Under the 2007 Plan, the maximum number of common shares that may be issued to any one participant, or to any one insider and the insider’s associates, within a one year period pursuant to option exercises may not exceed 5% of the outstanding issue.

The maximum number of common shares which may be reserved for issuance to all the insiders of the Company pursuant to share options is limited to 20% of the common shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to insiders under any other share compensation arrangement.

The Company will not provide any optionee with financial assistance in order to enable such optionee to exercise share options granted under the 2007 Plan.

A copy of the 2007 Plan is attached to this Information Circular as Schedule A.

To pass the proposed special resolution, an affirmative vote of not less than three-quarters of the votes cast by the disinterested shareholders of the Company present in person or by proxy at the Meeting is required.  In absence of contrary directions, the Management Designees intend to vote proxies in the accompanying form in favour of the special resolutions.

In the event the resolution is not passed, the existing 2005 Stock Option Plan will remain in effect with the issuance of a maximum of 11,000,000 options approved by the shareholders at the annual general meeting held November 17, 2005.

6.

Approval of Preceding Actions

To ratify, confirm and approve all acts, deeds and things done by and the preceding actions of the directors and officers of the Company on its behalf since the last annual general meeting of the Company.

7.

Other Matters

Management of the Company is not aware of any other matters will come before the Meeting other than as set forth above and in the Notice of Meeting.  However, if other matters do properly come before the Meeting, the persons named in the accompanying Instrument of Proxy intend to vote on them in accordance with their best judgment.

BOARD APPROVAL

The contents of this Information Circular have been approved and its mailing has been authorized by the Board of Directors of the Company.

DATED at Vancouver, British Columbia, the 10th. day of  May 2007.

BY ORDER OF THE BOARD OF DIRECTORS

“Leonard R. Danard”

Leonard R. Danard
Chief Executive Officer

Schedule A

ANGLO SWISS RESOURCES INC.

2007 STOCK OPTION PLAN

1.

PURPOSE OF THE PLAN

Anglo Swiss Resources Inc. (the “Company”) hereby establishes a stock option plan for directors, officers and Service Providers (as defined below) of the Company and its subsidiaries, to be known as the “Anglo Swiss Resources Inc. Stock Option Plan” (the “Plan”). The purpose of the Plan is to give to directors, officers and Service Providers, as additional compensation, the opportunity to participate in the profitability of the Company by granting to such individuals options, exercisable over periods of up to five years as determined by the Board of Directors of the Company, to buy shares of the Company at a price equal to the Market Price (as defined below) prevailing on the date the option is granted.

2.

DEFINITIONS

In this Plan, the following terms have the following meanings:

2.1

“Associate” means an associate as defined in the Securities Act.

2.2

“Board” means the board of directors of the Company.

2.3

“Change of Control” means the acquisition by any person or by any person and a Joint Actor, whether directly or indirectly, of voting securities (as defined in the Securities Act) of the Company, which, when added to all other voting securities of the Company at the time held by such person or by such person and a Joint Actor, totals for the first time not less than fifty (50%) per cent of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of the Company.

2.4

“Company” means Anglo Swiss Resources Inc. and its successors.

2.5

“Consultant” means:

(a)

any bona fide (as defined in the policies of the TSX Venture Exchange) person or company engaged to provide ongoing management or consulting services for the Company or for any entity controlled by the Company;

(b)

any bona fide (as defined in the policies of the TSX Venture Exchange) person who is providing on going management or consulting services to the Company or to any entity controlled by the Company indirectly through a company that is a Consultant under subsection 2.5(a).

2.6

“Employee” means a bona fide employee as defined in the policies or the TSX Venture Exchange.

2.7

“Exchanges” means the TSX Venture Exchange and, if applicable, the Toronto Stock Exchange and any other stock exchange on which the Shares are listed.

2.8

“Expiry Date” means the date set by the Board under section 3.1 of the Plan, as the last date on which an Option may be exercised.

2.9

“Grant Date” means the date specified in an Option Agreement as the date on which an Option is granted.

2.10

“Insider” means:

(a)

an insider as defined in the Securities Act (British Columbia), other than a person who is an insider solely by virtue of being a director or senior officer of a subsidiary of the Company; and

(b)

an Associate of any person who is an insider under subsection (a).

2.11

“Joint Actor” means a person acting “jointly or in concert with” another person as that phrase is interpreted in section 96 of the Securities Act.

2.12

“Market Price” of Shares at any Grant Date means the date as defined in the policies of the Exchange or if applicable, the Toronto Stock Exchange.

2.13

“Option” means an option to purchase Shares granted pursuant to this Plan.

2.14

“Option Agreement” means an agreement, in the form attached hereto as Schedule “A”, whereby the Company grants to an Optionee an Option.

2.15

“Optionee” means each of the directors, officers, employees and Consultants granted an Option pursuant to this Plan and their heirs, executors and administrators and, subject to the policies of the Exchanges, an Optionee may also be a corporation wholly owned by an individual eligible for an Option grant pursuant to this Plan.

2.16

“Option Price” means the price per Share specified in an Option Agreement, adjusted from time to time in accordance with the provisions of section 5.

2.17

“Option Shares” means the aggregate number of Shares which an Optionee may purchase under an Option.

2.18

“Plan” means this Anglo Swiss Resources Inc. Stock Option Plan.

2.19

“Shares” means the common shares in the capital of the Company as constituted on the date of this agreement provided that, in the event of any adjustment pursuant to section 5, “Shares” shall thereafter mean the shares or other property resulting from the events giving rise to the adjustment.

2.20

“Securities Act” means the Securities Act, R.S.B.C. 1996, c.418 as amended.

2.21

“Un-issued Option Shares” means the number of Shares, at a particular time, which has been allotted for issuance upon the exercise of an Option but which have not been issued, as adjusted from time to time in accordance with the provisions of section 5, such adjustments to be cumulative.

2.22

“Vested” means that an Option has become exercisable in respect of a number of Option Shares by the Optionee pursuant to the terms of the Option Agreement.

3.

GRANT OF OPTIONS

3.1

Option Terms

The Board may from time to time authorize the issue of options to directors, officers and Service Providers of the Company and its subsidiaries. The Option Price under each Option shall be not less than the Market Price on the Grant Date. The Expiry Date for each Option shall be set by the Board at the time of issue of the Option and shall not be more than five years after the Grant Date. Options shall not be assignable (or transferable) by the Optionee.

3.2

Limits on Shares Issuable on Exercise of Options

The maximum number of Shares which may be issuable pursuant to options granted under the Plan shall be 14,850,000 shares. The number of shares issuable to any one Optionee under the Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, shall not exceed 5% of the total number of issued and outstanding shares on a non-diluted basis. The number of Shares which may be reserved for issue pursuant to options granted to Insiders under the Plan, together with all of the Company’s other previously established or proposed shares compensation arrangements, in aggregate, shall not exceed 20% of the total number of issued and outstanding Shares on a non-diluted basis. The number of Shares which may be issuable under the Plan together with all of the Company’s other previously established or proposed share compensation arrangements, within a one-year period:

(a)

to any one Optionee, who is an Insider and any Associates of such insider, shall not exceed 5% of the outstanding issue;

(b)

no more than 2% of the issued shares of the Company may be granted to any one Consultant in any 12 month period;

(c)

no more than an aggregate of 2% of the issued shares of the Company may be granted to all employees conducting investor relations activities, in any 12 month period. For the purposes of subsection (a) above, “outstanding issue” is determined on the basis of the number of Shares that are outstanding immediately prior to the Share issuance in question; excluding Shares issued pursuant to Share compensation arrangements over the preceding one-year period.

3.3

Option Agreements

Each Option shall be confirmed by the execution of an Option agreement. Each Optionee shall have the option to purchase from the Company the Option Shares at the time and in the manner set out in the Plan and in the Option Agreement applicable to that Optionee. The execution of an Option Agreement shall constitute conclusive evidence that it has been completed in compliance with this Plan.

3.4

Minimum Exercise Price

The Minimum exercise price of an incentive stock option granted by the Issuer, must not be less than the Discounted Market Price. If, pursuant to Section 2.12 of the TSX Venture Exchange policy, the Issuer does not issue a press release to fix the price, the Discounted Market Price is the last closing price of the Listed Shares before the date of the stock option grant (less the applicable discount). The Issuer will not grant incentive stock options at less than $0.10 per share.

4.

EXERCISE OF OPTION

4.1

When Options may be exercised

Subject to Sections 4.3 and 4.4, an Option may be exercised to purchase any number of shares up to the number of Vested Unissued Option Shares at any time after the Grant Date up to 5:00 p.m. local time on the Expiry Date and shall not be exercisable thereafter.

4.2

Manner of Exercise

The Option shall be exercisable by delivering to the Company a notice specifying the number of Shares in respect of which the Option is exercised together with payment in full of the Option price for each such Share. Upon notice and payment there will be a binding contract for the issue of the Shares in respect of which the Option is exercised, upon and subject to the provisions of the Plan. Delivery of the Optionee’s cheque payable to the Company in the amount of the Option Price shall constitute payment of the Option Price unless the cheque is not honoured upon presentation in which case the Option shall not have been validly exercised.

4.3

Vesting of Option Shares

The Board, subject to the policies of the TSX Venture Exchange, may determine and impose terms upon which each Option shall become Vested in respect of Option Shares. Current policies of the TSX Venture Exchange provide that minimum vesting requirements shall be 12.5% of the Option upon TSX Venture Exchange approval and 12.5% every three months thereafter which is the vesting period hereby adopted by the Board.

4.4

Termination of Employment

If an Optionee ceases to be a director, officer or Service Provider of the Company or one of the Company’s subsidiaries, his or her Option shall be exercisable as follows:

(a)

Death

If the Optionee ceases to be a director, officer, employee or Consultant of the Company or a subsidiary of the Company, due to his or her death or, in the case of an Optionee that is a company, the death of the person who provides management or consulting services to the Company or to any entity controlled by the Company, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of

(i) 120 days after the date of death or Disability; and

(ii) the Expiry Date.

(b)

Termination for Cause

If the Optionee, or in the case of an Option granted to an Optionee who falls under the definition of Consultant set out in subsection 2.5(b), the Optionee’s employer, ceases to be a director, officer or Consultant of the Company or a subsidiary of the Company as a result of termination for cause, as that term is interpreted by the courts of the jurisdiction in which the Optionee, or, in the case of the Optionee who satisfies the definition, is employed or engaged; any outstanding Option held by such Optionee on the date of such termination,  whether in respect of Option Shares that are Vested or not, shall be cancelled as of that date.

(c)

Early Retirement-Voluntary Resignation or Termination Other than for Cause

If the Optionee or, in the case of an Option granted to an Optionee who falls under the definition of Consultant set out in sub-paragraph 2.5(b), the Optionee’s employer ceases to be a director, officer, employee or Consultant of the Company or a subsidiary of the Company due to his or her retirement at the request of her or her employer earlier than the normal retirement date under the Company’s retirement policy then in force, or due to his or her termination by the Company other than for cause, or due to his or her voluntary resignation, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of the Expiry Date and the date which is 30 days after the Optionee or, in the case of an Option granted to an Optionee who falls under the definition of Consultant set out in sub-paragraph 2.5(b), the Optionee’s employer, ceases to be a director, officer, employee or Consultant of the Company or a subsidiary of the Company. For greater certainty, an option that had not become Vested in respect of certain Unissued Option Shares at the time that the relevant event referred to in this paragraph 4.4  occurred, shall not be or become exercisable in respect of such Unissued Option Shares and shall be cancelled.

4.5 Exclusion from Several Allowance, Retirement Allowance or Termination Settlement

If the Optionee, or, in the case of an option granted to an Optionee who falls under the definition of Consultant set out in subsection 2.5(b), the Optionee’s employer, retires, resigns or is terminated from employment or engagement with the Company or any subsidiary of the Company, the loss or limitation, if any, pursuant to the Option Agreement with respect to the right to purchase Option shares which were not Vested at that time or which, if Vested were cancelled, shall not give rise to any right to damages and shall not be included in the calculation of or form any part of any severance allowance, retiring allowance or termination settlement of any kind whatsoever in respect of such Optionee.

4.6

Shares not Acquired

Whenever the Company issues Shares to all or substantially all holders of Shares by way of a stock dividend or other distribution, or subdivides all outstanding Shares into a greater number of Shares, or combines or consolidates all outstanding Shares into a lesser number of Shares (each of such events being herein called a “Share Reorganization”) then effective immediately after the  record date for such dividend or other distribution or the effective date of such subdivision, combination or consolidation, for each Option:

(a)

the Option Price will be adjusted to a price per Share which is the product of:

(i)

the Option Price in effect immediately before that effective date or record date and

(ii)

a fraction, the numerator of which is the total number of Shares outstanding on that effective date or record date before giving effect to the Share Reorganization, and the denominator of which is the total number of Shares that are or would be outstanding immediately after such effective date or record date after giving effect to the Share Reorganization; and

(b)

the number of Unissued Option Shares will be adjusted by multiplying (in) the number of Unissued Option Shares immediately before such effective date or record date by (ii) a fraction which is the reciprocal of the fraction described in subsection (a)(ii).

5. DISTRIBUTION

5.1

Special Distribution

Subject to the prior approval of the Exchanges, whenever the Company issues by way of a dividend or otherwise distributes to all or substantially all holders of Shares;

(a)

shares of the Company, other than the Shares;

(b)

evidences of indebtedness;

(c)

any cash or other assets, excluding cash dividends (other than cash dividends which the Board of Directors of the company has determined to be outside the normal course); or

(d)

rights, options or warrants;

 then to the extent that such dividend or distribution does not constitute a Share Reorganization (any of such non-excluded events being herein called a “Special Distribution”), and effective immediately after the record date at which holders of Shares are determined for purposes of the Special Distribution, for each Option the Option Price will be reduced, and the number of Unissued Option Shares will be correspondingly increased, by such amount, if any, as is determined by the Board in its sole and unfettered discretion to be appropriate in order to properly reflect any diminution in value of the Option Shares as a result of such Special Distribution.

5.2

Corporate Reorganization

Whenever there is:

(a)

a reclassification of outstanding Shares, a change of Shares into other shares or securities, or any other capital reorganization of the company, other than as described in sections 5.1;

(b)

a consolidation, merger or amalgamation of the Company with or into another corporation resulting in a reclassification of outstanding Shares into other shares or securities or a change of Shares into other shares or securities; or

(c)

a transaction whereby all or substantially all of the Company’s undertaking and assets become the property or another corporation;

(any such event being herein called a “Corporate Reorganization”) the Optionee will have an option to purchase (at the times, for the consideration and subject to the terms and conditions set out in the Plan) and will accept on the exercise of such option, in lieu of the Unissued Option Shares which he would otherwise have been entitled to purchase, the kind and amount of shares or other securities or property that he would have been entitled to receive as a result of the Corporate Reorganization if; on the effective date thereof; he had been the holder of all Unissued Option shares or if appropriate, as otherwise determined by the Directors.

5.3

Determination of Option Price and Number of Unissued Option Shares

If any questions arise at any time with respect to the Option Price or number of Unissued Option Shares deliverable upon exercise of an Option following a Share Reorganization, Special Distribution or Corporate Reorganization, such questions shall be conclusively determined by the Company’s auditor, or, if they decline to so act, any other firm of Chartered Accountants in Vancouver, British Columbia, that the Directors may designate and who will have access to all appropriate records and such determination will be binding upon the Company and all Optionees.

5.4

Regulatory Approval

Any adjustment to the Option Price of the number of Unissued Option Shares, purchasable under the Plan pursuant to the operation of any one of paragraphs 5.1, 5.2 or 5.3 is subject to the approval of the Exchanges and any other governmental authority having jurisdiction.

5.5

Disinterested Shareholder

Disinterested Shareholder approval, as defined by the Exchange, will be obtained for any reduction in the exercise price if the Optionee is an Insider of the Company at the time of the proposed amendment.

6.

MISCELLANEOUS

6.1

Right to Employment

Neither this Plan nor any of the provisions hereof shall confer upon any Optionee any right with respect to employment or continued employment with the Company or any subsidiary of the Company or interfere in any way with the right of the Company or any subsidiary of the Company to terminate such employment.

6.2

Necessary Approvals

The Plan shall be effective only upon the approval of the shareholders of the Company given by way of an ordinary resolution. Any Options granted under this Plan prior to such approval shall only be exercised upon the receipt of such approval. The obligations of the Company to sell and deliver Shares in accordance with the Plan are subject to the approval of the Exchanges and any governmental authority having jurisdiction. If any Shares cannot be issued to any Optionee for any reason, including without limitation, the failure to obtain such approval, then the obligation of the Company to issue such Shares shall terminate and any Option price paid by an Optionee to the Company shall be immediately refunded to the Optionee by the Company.

6.3

Administration of the Plan

The Board shall, without limitation, have full and final authority in its discretion, but subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations deemed necessary or advisable in respect of the Plan. Except as set forth in section 5.4, the interpretation and construction of any provision of the Plan by the Board shall be final and conclusive. Administration of the Plan shall be the responsibility of the appropriate officers of the Company and all costs in respect thereof shall be paid by the Company.

6.4

Amendments to the Plan

The Directors may from time to time, subject to applicable law and to the prior approval, if required, of the Exchanges or any other regulatory body having authority over the Company or the Plan, suspend, terminate or discontinue the Plan at any time, or amend or revise the terms of the Plan or of any option granted under the Plan and the Option Agreement relating thereto, provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect any Option previously granted to an Optionee under the Plan without the consent of that Optionee. Any amendments to the Plan or options granted thereunder will be subject to the approval of the shareholders.

6.5

Form of Notice

A notice given to the Company shall be in writing, signed by the Optionee and delivered to the President or Secretary of the Company.

6.6

No Representation or Warranty

The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.

6.7

Compliance with Applicable Law

If any provision of the Plan or any Option Agreement contravenes any law or any order policy, by-law or regulation of any regulatory body or Exchange having authority over the Company or the Plan, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

6.8

No Assignment or Transfer

No Optionee may assign or transfer any of his or her rights under the Plan.

6.9

Rights of Optionee

An Optionee shall have no rights whatsoever as a shareholder of the Company in respect of any of the Unissued Option Shares (including, without limitation, voting gifts or any right to receive dividends, warrants or rights under any rights Offering).

6.10

Conflict

In the event of any conflict between the provisions of this Plan and an Option Agreement, the provisions of this Plan shall govern.

6.11

Governing Law

The Plan and each Option Agreement issued pursuant to the Plan shall be governed by the laws of the Province of British Columbia.

6.12

Time of Essence

Time is of the essence of this Plan and each Option agreement. No extension of time will be determined to be or to operate as a waiver of the essentiality of time.

6.13

Entire Agreement

This Plan and the Option Agreement sets out the entire agreement between the Company and the Optionee relative to the subject matter hereof and supercedes all prior agreements, undertakings and understandings, whether oral or written.

6.14

Resale Restrictions

Any shares issued pursuant to this Stock Option Plan will be subject to any resale restrictions required by TSX Venture Exchange policies or those of any securities regulatory authority having jurisdiction.

Approved by the Board of Directors of Anglo Swiss Resources Inc. on May 10, 2007.

SCHEDULE “A”

ANGLO SWISS RESOURCES INC.

2007 STOCK OPTION PLAN OPTION AGREEMENT

This Option Agreement is entered into between Anglo Swiss Resources Inc. (the “Company”) and the Optionee named below pursuant to the Anglo Swiss Resources Inc. 2007 Stock Option Plan (the “Plan”), a copy of which is attached hereto, and confirms that:

1.

 _________________________ (the “Grant Date”);

2.

_________________________  the “Optionee”);

3.

 was granted the option (the “Option”) to purchase _______________ Common shares (the “Option Shares”) of the Company;

4.

 for the price (the “Option Price”) of $ ________ per share;

5.

which shall be exercisable (“Vested”) in whole or in part in the following amounts on or after the following dates:

12.5% on approval by TSX Venture Exchange

12.5% every three months thereafter

6. terminating on the ______________________ (the “Expiry Date”);

all on the terms and subject to the conditions set out in the Plan. For greater certainty, once Option Shares have become Vested, the shares continue to be exercisable until the termination or cancellation thereof as provided in this Option Agreement and the Plan.

By signing this Option Agreement, the Optionee acknowledges that the Optionee has read and understandings the Plan and agrees to the terms and conditions of the Plan and this Option Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the ________day of ____________, 20___ .

OPTIONEE

 ANGLO SWISS RESOURCES INC.

Per:

_______________________________          ________________________________

Authorized signatory

ANGLO SWISS RESOURCES INC

Security Class

Holder Account Number

Form of Proxy - Annual General Meeting to be held on June 18, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 am, Pacific Time, on June 14, 2007.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

• Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

• Go to the following web site:

www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER HOLDER ACCOUNT NUMBER ACCESS NUMBER

Appointment of Proxyholder

The undersigned ("Registered Shareholder") of Anglo Swiss Resources Inc. (the "Company") hereby appoint(s): Len Danard, or failing this person, Chris Robbins, OR Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

__________________________________________________________________ as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Anglo Swiss Resources Inc. to be held at 3rd Foor Boardroon of Computershare Investor Services Inc., 510 Burrard Street, Vancouver, BritishColumbia on Monday, June 18, 2007 at 10:00 am PST and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s) Date

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.

Annual Report

Mark this box if you would like to receive the Annual Report and accompanying Management’s Discussion and Analysis by mail.

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at  ww.computershare.com/mailinglist.

0 2 7 9 6 9 A R 1 A S W Q

1. Election of Directors

For Withhold

Management recommends that you vote FOR all of the nominees listed below:

Len Danard, Chris Robbins, Leroy Wolbaum, Glen Macdonald and Greg Pendura.

Vote FOR or WITHHOLD for all nominees proposed by Management

2. Appointment of Auditors

Appointment of De Visser Gray, Chartered Accountants as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.

For Withhold

3. Stock Option Plan

To pass as a special resolution, the 2007 Stock Option Plan, a copy of which is attached. The full text of the 2007 Plan is set out in Schedule A, and summarized in the accompanying Information Circular.

For Against

4. Approve All Acts of the Directors and Officers

To ratify, confirm and approve all acts, deeds and things done by and the preceding actions of the directors and officers of the Company on its behalf since the last annual general meeting of the Company.

For Against

5. Consider Other Matters

To consider other matters, including, without limitation, such amendments or variations to any of the foregoing resolutions, as may properly come before the Meeting or any adjournment thereof.

For Against

Cusip No. 039419

ANGLO SWISS RESOURCES INC.

309 – 837 West Hastings Street

Vancouver, B.C. V6C 3N6

REQUEST FOR FINANCIAL STATEMENTS AND MD&A – 2007

To registered and non-registered (beneficial) shareholders:

Under National Instrument 51-102 Anglo Swiss Resources Inc. (the “Corporation”) will only be required to send annual financial statements and interim financial statements, and the related Management Discussion and Analysis (“MD&A”), to those shareholders that request such information. Shareholders may request to receive a copy of the annual financial statements and MD&A, the interim financial statements and MD&A or both.

Accordingly, if you wish to receive the Corporation’s annual financial statements and/or interim financial statements and related MD&A you should complete and sign this request form, or provide the Corporation with your written request by letter or other form, and return it to the address noted thereon. The attached form of request deals only with the delivery of financial statements filed by the Corporation after the date that it receives the request. If you wish to receive copies of financial statements for any earlier period, a separate request specifying the requested financial statements, should be provided to the Corporation at the address below. The Corporation is not requested to send out financial statements filed more than two years before it receives such request.

REQUEST FORM

TO:  ANGLO SWISS RESOURCES INC.

309 – 837 West Hastings Street

Vancouver, B.C. V6C 3N6

I hereby request that I be sent copies of (check all that apply):

❑ the Interim Financial Statements and related Management Discussion and Analysis of the           Corporation filed after the date that the Corporation receives this request; and/or

❑ the Annual Financial Statements and related Management Discussion and Analysis of the    Corporation filed after the date that the Corporation receives this request.

I acknowledge that this request shall expire on he earlier of the date that I cease to be a shareholder of the Corporation or the date that the Corporation sends to its shareholders another request form. I certify that I am a registered or beneficial owner of shares or other securities of the Corporation.

NAME

____________________________________________

ADDRESS

____________________________________________

(include postal code)

____________________________________________

SIGNATURE

____________________________________________

EMAIL           ___________________________

DATE _________

ANGLO SWISS RESOURCES INC.

SUITE 309 - 837 WEST HASTINGS STREET

VANCOUVER, BC  V6C 3N6

604-683-0484                                    Fax: 604-683-7497

May 24, 2007

Via SEDAR

B.C. Securities Commission

5TH Floor

701 West Georgia Street

Vancouver, B.C. V7Y 1M2

RE: Anglo Swiss Resources Inc.

      Mailing of Annual General Meeting Material

We confirm that prior to the above date, the following material issued by the Company was forwarded by prepaid first class mail to all the registered members of the Company.

We also confirm that the attached material was sent by courier prior to May 18, 2007 to each intermediary who responded to the search procedures pursuant to Canadian Securities Administrator’s National Instrument 54-101 regarding shareholder communications:

1.

Notice of Annual General Meeting

2.

Information Circular

3.

Audited Annual Financial Statements for the year ended December 31, 2006

4.

Management’s Discussions and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2006.

5.

Proxy with Notes and Return Envelope.

6.

NI Return Card

On behalf of the Board of Directors,

“Chris Robbins”

Vice President

Anglo Swiss Resources Inc.

VIA SEDAR:

cc: TSX Venture Exchange

cc: Alberta Securities Commission

cc: Ontario Securities Commission

cc: Quebec Securities Commission

cc: Nova Scotia Securities Commission

VIA EDGAR:  US Securities & Exchange Commission   cc: NASD OTCBB